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                             July 12, 2021

       Steve Berman
       Chief Executive Officer
       On4 Communications, Inc.
       44 West 44th Street
       New York, NY 10036

                                                        Re: On4 Communications,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed July 7, 2021
                                                            File No. 024-11575

       Dear Mr. Berman:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Matheau J. W. Stout,
Esq.